EXHIBIT 99.1

For Immediate Release:	December 8, 2025

Home BancShares, Inc. Announces Triple Accretive Acquisition and Entry to Key Tennessee Markets Through a Combination with Mountain Commerce Bancorp, Inc.
Conway, AR and Knoxville, TN — Home BancShares, Inc. (NYSE: HOMB) (“Home BancShares” or "HOMB"), the parent company of Centennial Bank, and Mountain Commerce Bancorp, Inc. (OTCQX: MCBI) (“Mountain Commerce” or “MCBI”), the parent company of Mountain Commerce Bank, jointly announced today that they have entered into a definitive merger agreement pursuant to which Home BancShares will acquire Mountain Commerce in an all-stock merger, with Home BancShares as the surviving entity.
The combination grants Home BancShares access to the high-growth Knoxville, Nashville, and Johnson City MSAs. Knoxville, Tennessee has been ranked by moveBuddha as the next hot city to move to in 20261. The city is celebrated for its Southern charm, vibrant college-town energy and its location at the foothills of the Great Smoky Mountains. The combination positions Home BancShares to expand further into Tennessee and potentially acquire additional institutions over time.
Under the terms of the definitive merger agreement, which was unanimously approved by the Board of Directors of both companies, Mountain Commerce shareholders upon closing of the merger will receive 0.850 shares of Home BancShares stock for each share of Mountain Commerce common stock they own and will begin receiving quarterly dividends declared by Home BancShares with record dates following the closing. Based on a volume-weighted average closing price per share of Home BancShares stock of $27.66 during the 20-trading-day period ending on December 5, 2025, the per share implied consideration value is $23.51 and the aggregate implied transaction value is approximately $150.1 million.
The transaction is consistent with Home BancShares’s M&A track record and is expected to be immediately triple accretive: resulting in increases to earnings per share of 1.4%2 and 3.0%2 for 2026 and 2027, respectively; book value per share of 0.7% and tangible book value per share of 0.2%. Following the completion of this transaction, Home BancShares will continue to have a robust capital position along with an improved operating profile. The pro forma bank will be approximately $25.0 billion3 in assets, $17.0 billion3 in loans and $19.2 billion3 in deposits and will be one of the 75 largest banks headquartered in the United States4.
“Mountain Commerce is proud to join forces with one of the top-performing banks in the country,” said William E. “Bill” Edwards, III, Chief Executive Officer and founder of Mountain Commerce. “This partnership provides resources, through HOMB’s strong balance sheet and capital position, to allow our talented team of bankers to flourish. There is a lot more work to be done in Tennessee to take advantage of the market opportunity and we are eager and ready to grow.”

John Allison, Co-Founder, Chairman, President and CEO of Home BancShares, stated, “Tennessee is a great state. Tennessee, Texas and Florida may be the three best states in the nation. Everyone is aware of Nashville’s growth, but you may not be aware that Knoxville was ranked #1 by moveBuddha as the most popular city to move to for 2026. We look forward to being in these vibrant Tennessee markets and are looking forward to Mountain Commerce being our base to build out other markets in the state, with Bill Edwards, founder of MCBI, and his seasoned team of talented bankers leading the way. We waited patiently to make our next acquisition to ensure we partnered up with a good quality bank in a strong market, and I am extremely pleased about what the future holds for HOMB and MCBI in the Volunteer State.”
The merger is expected to close early in the first half of 2026, subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of Mountain Commerce.
Piper Sandler served as financial advisor to Mountain Commerce and provided a fairness opinion, with Bass, Berry & Sims PLC serving as legal advisor. Hovde Group, LLC served as financial advisor to Home BancShares and provided a fairness opinion, with DD&F Consulting Group serving as financial consultant and Mitchell, Williams, Selig, Gates & Woodyard, PLLC serving as legal advisor.

1 Source: moveBuddha’s Moving Forecast: The Most Popular Cities to Move to in 2026.
2 Assumes 25% realization of estimated annual cost savings in 2026; illustrative for the full realization of estimated annual cost savings, 2026E EPS accretion would be approximately 2.4%. Assumes full realization of annual cost savings in 2027.
3 Estimates are based on pro forma projections as of March 31, 2026.
4 By deposit market share. Source: S&P Global Market Intelligence.
Conference Call & Presentation
Management will conduct a conference call to review this information at 9:30 a.m. CT (10:30 a.m. ET) on Monday, December 8, 2025. We strongly encourage all participants to pre-register for the conference call webcast or the live call using one of the following links. First, participants can pre-register for the conference call webcast using the following link: https://events.q4inc.com/attendee/608055678. Participants who pre-register will be given a unique webcast link to gain immediate access to the conference call webcast. Second, participants can pre-register for the live call using the following link: https://www.netroadshow.com/events/login/LE9zwo4ApqgFazguv5uEmrigojVc5nkAbzi. Participants who pre-register will be given the phone number and unique access codes to gain immediate access to the live call. Participants may pre-register now, or at any time prior to the call, and will immediately receive simple instructions via email. The Home BancShares conference call will also be scheduled as an event in your Outlook calendar.
Those without internet access or unable to pre-register may dial in and listen to the live call by calling 1-833-470-1428, Passcode: 355266. A replay of the call will be available by calling 1-866-813-9403, Passcode: 214362, which will be available until December 15, 2025, at 10:30 a.m. CT (11:30 a.m. ET). Internet access to the call will be available live or in recorded version on the Company's website at www.homebancshares.com.
Additional information regarding the acquisition is provided in a supplemental presentation available on the Company's website at www.homebancshares.com, under the “Investor Relations” section.

About Home BancShares, Inc.
Home BancShares, Inc. is a bank holding company headquartered in Conway, Arkansas. Its wholly-owned subsidiary, Centennial Bank, provides a broad range of commercial and retail banking plus related financial services to businesses, real estate developers, investors, individuals, and municipalities. Centennial Bank has branch locations in Arkansas, Florida, Texas, South Alabama and New York City. The Company’s common stock is traded through the New York Stock Exchange under the symbol “HOMB.” The Company was founded in 1998. Visit www.homebancshares.com or www.my100bank.com for more information.
About Mountain Commerce Bancorp, Inc.
Mountain Commerce Bancorp, Inc. is the holding company for Mountain Commerce Bank. Mountain Commerce Bank is a state-chartered financial institution headquartered in Knoxville, Tennessee. The Bank traces its history back over a century and serves East and Middle Tennessee through 7 existing branches located in Bearden (Knoxville), West Knoxville, Johnson City (2), Brentwood and Unicoi County (2), with another branch in the Johnson City area scheduled to open by the end of the first quarter, 2026. The Bank focuses on responsive relationship banking of small and medium-sized businesses, professionals, affluent individuals, and those who value the personal service and attention that only a community bank can offer. The Company’s shares of common stock trade on the OTCQX under the symbol “MCBI.”
Forward-Looking Statements
This release contains forward-looking statements which include, but are not limited to, statements, estimates and projections about the benefits of the business combination transaction involving HOMB and MCBI, including the combined company’s future financial condition, operating results, plans, expectations, goals and outlook for the future. Statements, estimates and projections in this press release that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this press release. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors could cause actual results to differ materially from those contemplated by the forward-looking statements, including, but not limited to: (i) the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HOMB and MCBI operate; (iv) the ability to promptly and effectively integrate the businesses of HOMB and MCBI; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) the ability to identify, complete and successfully integrate additional future acquisitions; (vii) the risk that expected cost savings and other benefits from future acquisitions may not be fully realized or may take longer to realize than expected; and (viii) diversion of management time on acquisition-related issues. Additional information on factors that might affect HOMB’s financial results is included in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025. HOMB assumes no obligation to update the information in this press release, except as otherwise required by law.

Additional Important Information and Where to Find It
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination transaction involving HOMB and MCBI. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. In connection with the proposed acquisition, HOMB intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of HOMB common stock to be issued to shareholders of MCBI in connection with the transaction. The Registration Statement will include a Proxy Statement of MCBI and a Prospectus of HOMB, as well as other relevant materials regarding the proposed merger transaction involving HOMB and MCBI. INVESTORS AND SECURITY HOLDERS OF MCBI ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by HOMB at HOMB’s website at http://www.homebancshares.com, Investor Relations, or by contacting Donna Townsell, by telephone at (501) 328-4625.
Participants in Solicitation
HOMB and MCBI and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MCBI in connection with the merger transaction. Information about the directors and executive officers of HOMB and their ownership of HOMB common stock is set forth in the proxy statement for HOMB’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 7, 2025. Information about the directors and executive officers of MCBI and their ownership of MCBI common stock will be set forth in the Proxy Statement/Prospectus to be included in the Registration Statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the merger transaction. Free copies of this document may be obtained as described in the preceding paragraph when it becomes available.
####
FOR MORE INFORMATION CONTACT:
Donna Townsell
Director of Investor Relations
Home BancShares, Inc.
(501) 328-4625